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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

         Under the Securities Exchange Act of 1934
(Amendment No.      )*

ARAMARK CORPORATION (Name of Issuer)
COMMON STOCK CLASS A-1 (Title of Class of Securities)
038521100 (CUSIP Number)
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

        /x/      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        / /      Rule 13d-1(c)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038521100

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
U.S. Trust Company, National Association* ID# 95-4311476
as Trustee for Aramark Corp. Stock Fund under the
Aramark Retirement Savings Plan & the Aramark Uniform and
Career Apparel Group Retirement Savings Plan

*U.S. Trust Company, N.A. is a wholly owned subsidiary of U.S. Trust Corporation.
U.S. Trust Corporation is a wholly owned subsidiary of The Charles Schwab Corporation.
Each entity files reports completely separate and independent from the other.
No entity shares with any other entity any information and/or power with respect to either the voting and/or disposition of the securities reported by such entity.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)	/ /
		(b)	/ /
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION 515 S. Flower St. #2800 Los Angeles, CA 90071
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER None
		6	SHARED VOTING POWER 29,490,300
		7	SOLE DISPOSITIVE POWER None
		8	SHARED DISPOSITIVE POWER 29,490,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,490,300
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

ITEM 1.

(A)	NAME OF ISSUER:
Aramark Corporation
(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
ARAMARK TOWER 1101 Market Street Philadelphia, PA 19107

ITEM 2.

(A)	NAME OF PERSON FILING:
U.S. Trust Company, National Association
(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE
515 S. Flower St. #2800 Los Angeles, California 90071
(C)	CITIZENSHIP:
California USA
(D)	TITLE OF CLASS OF SECURITIES:
Common Stock Class A-1
(E)	CUSIP NUMBER:
0038521100

ITEM 3.

        IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	/ /	Broker or Dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	/x/	Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	/ /	Insurance Company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	/ /	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	An Employee Benefit Plan, or Endowment Fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	A Parent Holding Company or Control Person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.    OWNERSHIP

(a)	Amount beneficially owned: 29,490,300
(b)	Percent of class: 17.9%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 29,490,300
	(iii)	Sole power to dispose or direct the disposition of -0-
	(iv)	Shared power to dispose or direct the disposition of 29,490,300

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    / /.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not Applicable.

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
                  THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10.    CERTIFICATION.

        (a)  The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        (b)  The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2002	By:
/s/ OTIS A. SINNOTT, JR. Otis A. Sinnott, Jr., SVP

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SCHEDULE 13G
ITEM 1.
ITEM 2.
ITEM 3.
ITEM 4. OWNERSHIP
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
ITEM 10. CERTIFICATION.
SIGNATURE